UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On November 4, 2024, an Extraordinary General Meeting of Shareholders of Intercure Ltd. (the “Company”) approved each of the eight proposals brought before the Company’s shareholders at the meeting, in accordance with the majority required for each proposal. Each of those proposals was described in the Company’s Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting of Shareholders, which was initially published on September 13, 2024, and subsequently amended on September 17, 2024, as reflected in Exhibit 99.1 to the Company’s Form 6-K/A that was furnished to the U.S. Securities and Exchange Commission on September 17, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: November 4, 2024	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer